SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  23 September 2011

Qualifying holdings and Long positions

Portugal Telecom, SGPS S.A. (“PT”) has received the following information on Capital Research and Management Company and The Income Fund of America, Inc.:

1- Capital Research and Management Company

On 20 September 2011, PT was informed that Capital Research and Management Company held more than 10% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the acquisition on regulated market, on 19 September 2011, of exchangeable bonds that, if exercised, would correspond to 0.20% of PT’s share capital and corresponding voting rights.

As a result of the above mentioned transaction, a holding corresponding to 89,930,419 ordinary shares representing 10.03% of PT’s share capital and corresponding voting rights was attributed to Capital Research and Management Company.

PT was further informed that the securities reported in this disclosure were owned by mutual funds under the discretionary management of Capital Research and Management Company, as follows:

Fund Name	Security	Number of Shares	% of voting rights
Capital Income Builder	Shares	342,000	0.04%
Capital International - Global Equity Fund	Shares	220,000	0.02%
EuroPacific Growth Fund	Shares	26,045,000	2.91%
Fundamental Investors	Shares	5,283,688	0.59%
The Income Fund of America	Shares	44,859,741	5.00%
International Growth and Income Fund	Shares	8,293,776	0.93%
New World Fund, Inc.	Shares	615,000	0.07%
American Funds Insurance Series - Global Balanced Fund	Shares	15,660	0.002%
American Funds Insurance Series - Global Growth and Income Fund	Shares	2,247,043	0.25%
American Funds Insurance Series - New WorldFund	Shares	200,000	0.02%
Other holdings	Shares	291,100	0.03%
American Funds Insurance Series — High Income Bond Fund and American High-Income Trust	Exchangeable bonds	—	0.20%

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375		Investor Relations Director
1069-300 Lisbon	Registered in the Commercial		nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon		Tel.: +351 21 500 1701
	and Corporation no. 503 215 058		Fax: +351 21 500 0800

www.telecom.pt

2 - The Income Fund of America, Inc.

On 21 September 2011, PT was informed that The Income Fund of America, Inc.  held less than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the sale, on 20 September 2011, on regulated market, of a total of 283,896 PT shares.

As a result of the above mentioned transaction, a holding of 44,575,845 ordinary shares representing 4.97% of PT’s share capital and corresponding voting rights was attributed to The Income Fund of America, Inc..

PT was further informed that The Income Fund of America, Inc. granted proxy voting authority to the Capital Research and Management Company, its investment adviser.

3- Capital Research and Management Company

On 22 September 2011, PT was informed that Capital Research and Management Company holds less than 10% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the disposal, on regulated market, on 21 September 2011, of 706,236 PT shares. As a result of such transaction, a holding corresponding to 89,403,498 ordinary shares representing 9.97% of PT’s share capital and corresponding voting rights is attributed to Capital Research and Management Company.

PT was further informed that the securities reported in this disclosure are owned by mutual funds under the discretionary management of Capital Research and Management Company, as follows:

Fund Name	Security	Number of Shares	% of voting rights
Capital Income Builder	Shares	342,000	0.04%
Capital International - Global Equity Fund	Shares	220,000	0.02%
EuroPacific Growth Fund	Shares	26,045,000	2.91%
Fundamental Investors	Shares	5,249,457	0.59%
The Income Fund of America	Shares	44,007,219	4.91%
International Growth and Income Fund	Shares	8,155,859	0.91%
New World Fund, Inc.	Shares	615,000	0.07%
American Funds Insurance Series - Global Balanced Fund	Shares	15,660	0.002%
American Funds Insurance Series - Global Growth and Income Fund	Shares	2,212,877	0.25%
American Funds Insurance Series - New WorldFund	Shares	200,000	0.02%
American Funds Insurance Series — High Income Bond Fund and American High-Income Trust	Exchangeable bonds	—	0.26%

Finally, PT was informed that The Capital Group Companies, Inc. is the holding company of Capital Research and Management Company.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Capital Research and Management Company, with registered office at 333 South Hope Street, 55th floor, Los Angeles, California 90071, U.S.A. and The Income Fund of America, Inc., with registered office at One Market, Steuart Tower, Suite 1800, San Francisco, CA 94105, U.S.A..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.